TransAlta holds Annual Investor Day Conference

▪

On track to deliver low double-digit EPS growth in 2008 and through to 2012

▪

Balance sheet and credit ratios are strong; disciplined capital allocation remains a priority

▪

Growth plans outlined could significantly increase renewable and co-generation capacity in next five years

CALGARY, Alberta (Oct.6, 2008)  – TransAlta Corporation (TSX: TA; NYSE: TAC) held its annual Investor Day Conference in Toronto today where its executive leadership team provided investors with a comprehensive review of its financial outlook and growth opportunities for 2008 to 2012.

“TransAlta is on track to deliver low double-digit earnings growth in 2008 and is well-positioned to generate significant shareowner value in the years ahead,” said President and CEO Steve Snyder. “At a time when the North American economy and capital markets are under stress, TransAlta is financially strong and ready to capitalize on increasing demand in our core markets, asset re-contracting potential and a pipeline of compelling renewable growth opportunities.”

“Market fundamentals, together with our efforts to achieve top decile operating performance across our fleet, should sustain low double digit earnings growth from our base business, while organic growth investments including Keephills 3 and a number of new renewable and natural gas co-generation projects will begin to add earnings and cash flow post-2012,” said Mr. Snyder.

At today’s meeting, TransAlta outlined specific new growth projects totaling more than 1,800 (megawatts) MW of capacity – of which more than half are renewable energy – that can be added to its fleet over the next five years. These projects are in addition to 500 MW of capacity already under construction and due to be commissioned in the 2008-2011 period. The growth projects would more than double TransAlta’s renewable energy capacity. TransAlta is already a leading generator of wind power in Canada.

“We will continue to be disciplined in our allocation of capital. We are committed to paying dividends to shareowners in-line with the Board’s payout policy of returning 60 - 70 per cent of comparable earnings. We also have ample internal cash flow and balance sheet capacity to support our growth plans,” said Mr. Snyder.

Mr. Snyder added TransAlta remains confident it will close the sale of its Mexico business shortly and on the terms previously announced. Once completed, TransAlta’s current intent is to use a significant portion of the cash proceeds to buy back shares under its current normal course issuer bid program.

Updating its sustaining capital budget for the 2009 - 2010 period, TransAlta expects to spend $300 to $350 million and $270 - $315 million, respectively.  Capital plans take into account impacts of higher equipment and labour costs and expenditures required to achieve 92 per cent fleet availability by 2010.  Historic fleet availability has averaged 90 per cent. A one per cent improvement equates to 500 gigawatt hours of increased production.

CCS – A Potential “Game Changing Technology”

TransAlta also discussed the future of clean coal technology at today’s meeting, highlighting the benefits of TransAlta and Alstom Canada’s proposed chilled ammonia carbon capture and storage project in Alberta. TransAlta and Alstom believe Alstom’s chilled ammonia technology will have significantly lower operating costs than alternative approaches to carbon capture and has the potential to remove up to 90 per cent of the CO2  from its coal plant emissions.

Project Pioneer, as it is called, will be Canada’s first large-scale retro-fit project to capture and store 1 million tonnes of CO2 by 2012. It will also be the largest project of its kind in North America and the first project in the world to have an integrated under ground storage system.  TransAlta has applied for government funding and is working to secure additional industry partners by early 2009.

Links to the webcast and presentation slides are available on TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast is also available on TransAlta’s website.

Dial in number:

Toll-free North American participants 1-800-733-7560

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone : (403) 267-7622

E-mail:  investor_relations@transalta.com

Investor inquiries:

Jess Nieukerk

Manager, Investor Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-3607

E-mail:  jess_nieukerk@transalta.com